FILE No. 82-1824

REDCORP

SUPPL

NEWS RELEASE

June 16, 2004 News Release 04-11

Up to $4,000,250
BROKERED PRIVATE PLACEMENT

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that, subject to board approval and regulatory acceptance, the Company has entered into agreement with Dundee Securities Corporation and Jennings Capital Inc (the "Agents") to sell, on a best efforts basis, common share units (the "Units") and flow-through shares (the "Flow-Through Shares"), collectively "The Offering". The Offering will be a private placement with "accredited investors" in certain provinces of Canada or resident in the United States. The company plans to sell up to 5,715,000 Units at a price of $0.35 per unit (the "Units") to raise up to $2,000,250. Each Unit will consist of one common share and one-half non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase an additional share at a price of $0.50 for two years from closing. The Company also plans to sell up to 5 million flow-through common shares at a price of $0.40 per flow-through share (the "Flow-Through Shares") to raise up to an additional $2,000,000.

The Agents will be paid a cash fee equal to 8.0% of the gross proceeds raised in the offering. In addition, the Agents will receive broker warrants exercisable for common shares equal in number to 8.0% of the number of Units and Flow-Through Shares sold. The broker warrants will be exercisable at a price of $0.35 per common share for a period of 12 months following the Closing Date. The Agents retain an over-allotment option to place an additional 2,900,000 Units to raise an additional $1,015,000 at any time before the Closing Date.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used to advance the project to Feasibility and for general working capital purposes. Closing is expected to occur on or about June 30, 2004, or such other date as is agreed to between the Company and the Agent.

ON BEHALF OF THE BOARD OF DIRECTORS
OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

7/26

"Not for distribution to United States newswire services or for dissemination in the United States."

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

REDCORP

NEWS RELEASE

July 7, 2004 News Release 04-13

INCREASE IN PRIVATE PLACEMENT

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") announces that its previously announced brokered private placement has been increased from 5,000,000 Flow-Through shares to up to 7,500,000 Flow-Through shares. The Unit portion of the offering has been modified to include a full transferable warrant rather than a half warrant. The warrant terms and other offering terms are otherwise the same. The price of the offering remains the same at $0.40 per Flow Through Share and $0.35 per Unit. The foregoing changes are subject to regulatory acceptance.

The gross proceeds from the sale of the Flow-Through Shares will be used by the Company's wholly-owned subsidiary, Redfern Resources Ltd., for the exploration of its Tulsequah Chief property located in British Columbia, Canada. The net proceeds from the sale of the Units will be used towards advancing the Tulsequah Chief property to Feasibility and for general working capital purposes. Closing is expected to occur on or about July 12, 2004, or such other date as is agreed between the Company, Dundee Securities Corporation and Jennings Capital Inc.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

"Not for distribution to United States newswire services or for dissemination in the United States."

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.
Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

REDCORP

NEWS RELEASE

July 15, 2004 News Release 04-14

Tulsequah Drilling Continues to Deliver Impressive Results

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide results for four additional holes from the Tulsequah Chief property. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd., the Company's wholly-owned subsidiary, and is located in northwestern British Columbia 100 kilometers south of the town of Atlin.

Two of the new holes, TCU04104 and 106 were drilled into the main deposit. These holes are 68 meters apart and continue to indicate the excellent continuity and high-grade nature of the deposit.

Hole #	From (m)	To (m)	Length (m)	Est.True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU04104	560.0	577.5	17.5	15.5	1.63	180.15	3.15	1.51	10.88
TCU04106	581.4	619.3	37.9	30.0	3.34	123.91	2.30	1.60	11.06

The intersection from TCU04104 includes a 1.22 meter section where no core was recovered due to a drilling problem. This section was assigned the average grade of the over and underlying samples for the composite. The TCU04106 intersection includes internal dilution from a 3.24 meter mafic dyke.

Two additional holes, TCU04105 and 107, intersected strongly altered sections of sub-ore grade material along the western margin of the deposit. TCU04107 penetrated the zone 53 meters along strike to the west of TCU04104, while TCU04105 was 130 meters up dip from TCU04107. The results of all drilling completed in the 2004 program to date are presented in the appended table below.

Three drills are working on the property and are currently drilling holes TCU04108, TCU04112 and TCU04113. Assays for holes TCU04109 to TCU04111 are pending. TCU04108 is a down-dip step out hole targeted below all previous drill holes. It is nearing the target depth of 800 meters.

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330

Table of 2004 Program Drilling Intersections – Tulsequah Chief Project

Hole #	From (m)	To (m)	Length (m)	Est True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU04093 *	**282.62**	**288.10**	**5.48**	5.0	**2.22**	**85.20**	**0.66**	**0.92**	**6.86**
plus	295.30	297.50	2.20	2.0	**2.72**	**75.26**	**2.22**	1.65	14.91
TCU04094 *	365.60	**378.00**	**12.40**	7.5	**2.20**	**75.75**	**1.44**	**1.85**	**10.04**
TCU04095 *	377.42	382.48	5.06	4.8	1.44	61.27	0.72	0.74	3.96
plus	485.10	486.51	1.40	1.2	2.89	69.11	0.28	0.84	2.58
TCU04096 *	565.38	**570.76**	**5.40**	5.0	**3.22**	**91.06**	**0.56**	**1.22**	**6.23**
TCU04097 *	**516.50**	**530.60**	**14.10**	**12.8**	**3.10**	**125.06**	**1.35**	**1.70**	**7.34**
TCU04099 *	**410.95**	**434.40**	**23.40**	**15.0**	**2.39**	**73.35**	**0.68**	**1.20**	**5.02**
TCU04100 *	**598.40**	**609.55**	**11.20**	**9.0**	**6.81**	**229.01**	**0.85**	**3.69**	**11.12**
TCU04101 *	**545.40**	**555.29**	**9.90**	**7.0**	**3.78**	**108.59**	**1.20**	**1.97**	**11.17**
TCU04102 *	**602.39**	**636.63**	**34.24**	**31.0**	**2.77**	**78.79**	**1.35**	**1.00**	**9.73**
incl	**615.63**	**626.34**	**10.71**	**9.6**	**3.66**	**88.42**	**1.94**	**0.83**	**20.40**
TCU04103 *	**341.95**	**347.95**	**6.00**	**4.5**	**2.37**	**167.86**	**1.82**	**3.10**	**11.30**
TCU04104	**560.00**	**577.50**	**17.50**	**15.5**	**1.63**	**180.15**	**3.15**	**1.51**	**10.88**
TCU04105	436.65	438.15	1.50	1.3	1.26	32.70	0.13	0.63	2.43
plus	442.65	444.15	1.50	1.3	1.83	142.00	1.04	0.92	3.47
plus	445.40	446.40	1.00	0.9	0.53	32.70	2.36	8.01	0.23
TCU04106	**581.41**	**619.33**	**37.90**	**30.0**	**3.34**	**123.91**	**2.30**	**1.60**	**11.06**
TCU04107	559.75	569.67	9.92	9.0	0.42	32.88	0.28	0.33	1.87

Results from significant ore-grade intersections are shown in bold.
* previously reported drillhole

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada.Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330